UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 0-31781

American Pharmaceutical Partners Savings

and Retirement Plan

(Full title of the plan)

American Pharmaceutical Partners, Inc.

(Name of issuer of the securties held)

1101 Perimeter Drive, Suite 300 Schaumburg, IL (Address of principal executive offices)	60173 (Zip Code)

The American Pharmaceutical Partners

Savings and Retirement Plan

Financial Statements and

Supplemental Schedule

December 31, 2002 and 2001 and year ended December 31, 2002

Report of the Independent Auditors

Plan Trustees

The American Pharmaceutical Partners

Savings and Retirement Plan

We have audited the accompanying statements of assets available for benefits of The American Pharmaceutical Partners 401(K) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by UMB Bank, N.A., the trustee of the Plan, were excluded from the scope of our audit of the Plan’s 2001 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 2001. The form and content of the information included in the 2001 financial statements, other than that derived from the information certified by the trustee have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002, and changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2002, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2002, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

June 19, 2003

EIN 68-0389419

Plan #001

The American Pharmaceutical Partners

Savings and Retirement Plan

Statements of Assets Available for Benefits

	December 31
	2002	2001
Investments	$41,411,581	$45,262,623
Employer contribution receivable	195,203	4,955

Assets available for benefits	$41,606,784	$45,267,578

See accompanying notes to financial statements.

EIN 68-0389419

Plan #001

The American Pharmaceutical Partners

Savings and Retirement Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2002

Additions
Net investment income (loss):
Interest and dividend income	$875,061
Net realized and unrealized depreciation in fair value of investments	(7,229,019)

(6,353,958)
Contributions:
Participants	3,021,246
Employer	1,125,088
Rollovers	543,332

4,689,666
Transfers from the Plan	(382,264)

(2,046,556)
Deductions
Benefits paid to participants	1,607,930
Administrative expenses	6,308

Net decrease	(3,660,794)
Assets available for benefits:
Beginning of year	45,267,578

End of year	41,606,784

See accompanying notes to financial statements.

EIN 68-0389419

Plan #001

The American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

The following description of The American Pharmaceutical Partners (the Company) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering eligible employees of the Company. Generally, employees are eligible to participate provided they are scheduled to work 1,000 hours or more in a year and are not subject to a collective bargaining agreement. Participation may commence upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Company with record-keeping responsibilities provided by American Century Services Corporation. Custodial and trustee responsibilities are provided by UMB Bank, N.A.

Contributions

Effective October 1, 2002, participants may elect to defer from 1% to 100% of their compensation each pay period and contribute those amounts to the Plan. Prior to October 1, 2002, participants were allowed to defer from 1% to 15% of their compensation each pay period. The Company currently makes a matching contribution equal to 50% of each participant’s deferral up to 6% of each participant’s compensation, within Internal Revenue Service (IRS) limits. At its discretion, the Company can elect to make a supplemental contribution. Participants must be employed on the last day of the Plan year to be eligible for an allocation of the supplemental contribution.

Upon enrollment, a participant may direct employee and Company contributions to any of the Plan’s fund options. The Plan also provides for a self-directed feature whereby participants may direct a portion of their current account balance, subject to certain restrictions, to various mutual funds, bonds, and stocks offered through Charles Schwab.

The American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce the Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

Participants may obtain loans from their account balances for a maximum of 50% of the vested account balance or $50,000, whichever is less. Such loans bear interest at the prime rate, plus 1%, and are due and payable in full if regular repayments stop, the participant terminates employment with the Company, or the participant dies.

Vesting

Participants’ contributions and earnings thereon are always fully vested.

Company matching contributions vest according to the following schedule:

Years of Service	Vested Percentage
Less than 1 year	30%
At least 1 year but less than 2	50
At least 2 years but less than 3	80
3 years or more	100

Company supplemental contributions vest over continuous years of service. A participant is 100% vested after 6 years of credited service.

A participant also becomes 100% vested upon normal retirement age, death, or permanent disability.

The American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements

Benefit Payments

Benefits are payable upon normal, early, or late retirement, as defined, disability, death, and termination. Participants may elect various payment options including installment or lump-sum payments. A participant may withdraw all or a portion of his account for hardship reasons before benefits become payable, as permitted under the law.

Plan Termination

Although it has not expressed any intent in doing so, the Company has the right to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and will be entitled to their entire account balance.

2. Summary of Significant Accounting Policies

Investments Valuation and Income Recognition

Investments are stated at fair value based on the quoted market prices or redemption prices reported by the issuer. Redemption prices generally are based on the fair values of the fund’s underlying investments. Participant loans are stated at their outstanding balances, which approximates fair value.

Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Contributions

Contributions from participants are recognized by the Plan when withheld by the Company through payroll deductions. Contributions from the Company are recognized by the Plan for the year to which they relate.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements

Administrative Expenses

All expenses incurred in the administration of the Plan, except management fees, are paid by the Company.

3. Investments

The investment information disclosed in the accompanying financial statements, including investments held at December 31, 2001, was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by UMB Bank, N.A., except for the self-directed accounts.

Investment information is summarized as follows:

	December 31
	2002	2001

Investments at fair value:
Common stock	$466,048	$852,373
Mutual funds	283,989	322,463
Money market funds	115,622	151,779

	865,659	1,326,615
Investments at fair value:
		(certified	)
Mutual funds	30,578,886	35,801,641
Common collective trust	8,007,649	6,117,624
Participant loans	1,871,715	2,016,743
American Pharmaceutical Partners, Inc. common stock	86,975	—
Interest bearing cash	697	—

	40,545,922	43,936,008

Total investments, at fair value	$41,411,581	$45,262,623

The American Pharmaceutical Partners

Savings and Retirement Plan

Notes to Financial Statements

Year ended December 31 2002
Net realized and unrealized depreciation in fair value of investments:
Common stock and mutual funds (self-directed)	$(407,373)
American Pharmaceutical Partners, Inc. common stock	(14,617)
Common stock and mutual funds	(6,807,029)

Total realized and unrealized net depreciation in fair value of investments	$(7,229,019)

Investments that represent 5% or more of the Plan’s assets are identified below:

	December 31
	2002	2001
Common collective trust:
American Century Stable Asset Fund	$8,007,649	$6,117,624
Mutual funds:
American Century Ultra Fund	8,542,719	11,665,921
American Century Heritage Fund	3,934,177	4,516,218
American Century International Growth Fund	3,100,296	3,736,521
American Century Equity Index	3,120,086	4,243,885
American Century Value Fund	3,061,573	3,483,973
American Century Diversified Bond Fund	2,470,806	*
*	Below 5% threshold.

4.	Income Taxes Status

The Plan has received a determination letter from the IRS dated December 7, 2000, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5.	Transfer of Plan Assets

In 2002, there was a transfer of Plan assets in the amount of $382,264 resulting from a related company’s employees exiting the Plan.

EIN 68-0389419

Plan #001

The American Pharmaceutical Partners

Savings and Retirement Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2002

Identity of Issuer	Shares/ Units	Current Value
UMB Bank, N.A.*:
American Century Stable Asset Fund	8,007,649	$8,007,649
American Century Ultra Fund	403,339	8,542,719
American Century Vista Fund	144,242	1,266,441
American Century Heritage Fund	432,327	3,934,177
American Century Value Fund	514,550	3,061,573
American Century International Growth Fund	485,940	3,100,296
American Century Strategic Allocation: Conservative Fund	123,162	597,338
American Century Strategic Allocation: Moderate Fund	375,379	1,970,740
American Century Strategic Allocation: Aggressive Fund	144,541	794,974
American Century Income & Growth Fund	79,105	1,719,736
American Century Equity Index	886,388	3,120,086
American Century Diversified Fund	236,894	2,470,806
American Pharmaceutical Partners, Inc.* common stock	4,886	86,975
Interest bearing cash		697
Self-Directed Account	—	865,659
Participant loans (interest rates from 5.25% to 10.5%)		1,871,715

		$41,411,581

*Represents party in interest to the Plan.

EXHIBITS

23.1 Consent of Ernst & Young LLP, Independent Auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN PHARMACEUTICAL PARTNERS, INC. SAVINGS AND RETIREMENT PLAN

By:	/s/ MIA IGYARTO
Mia Igyarto Plan Administrator

Date: June 30, 2003